Exhibit 99.1

Akanda Corporation Announces CFO Appointment

LONDON, December 11, 2023 - International medical cannabis platform company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) an Ontario company, reported that it has appointed a new Chief Financial Officer. Effective immediately Charn Deol will join the company and come to Akanda with more than 35 years of financial markets.

The Board replaced on December 4th 2023, the current CFO with Charn Deol, a multi-industry executive with over 35 years of public company management experience. Mr. Deol's recent experience includes being a director or in management of numerous Canadian private and public companies including CEO of Bayridge Resources Inc., a director of Amber Brands Inc., Green Battery Minerals Inc., and Neotech Metals Inc. He has been involved in initial IPOs being established which required taking private companies in Canada through the regulatory process of going public.

Ms. Field, interim Chief Executive Officer and director, commented, “We welcome Charn to the team. This is a transitional yet promising time for Akanda as we look to participate in the early-stage European and worldwide cannabis markets. His experience managing public companies will provide the team with the requisite guidance needed to navigate this phase of our business."

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

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Investor Contact

  ir@akandacorp.com

Media Contact

Imogen Saunders Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward- looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.